May 11, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Wilson
David Edgar

	Re:	Quantum Corporation
Review of Form 10-K for the fiscal year ended March 31, 2006, Filed June 12, 2006
File No. 001-13449

Ladies and Gentlemen:

Quantum Corporation (the “Company” or “Quantum”) submits this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 13, 2007 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2006, filed June 12, 2006.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2006

Consolidated Financial Statements

Consolidated Statements of Operations, Page 50

1.	We note in your response prior to comment 2 and have the following additional comments:

•

We note that you assigned value to patents having future economic value which you capitalized as purchased technology. Explain in reasonable detail how you determined the fair value of these patents as well as the patents not related to the lawsuit and the undesignated patents;

•	Tell us how you allocated the settlement consideration among the three groups of patents;

•

You indicate that the two designated patents related to the lawsuits are invalid, and are not needed to protect existing or future products. Explain the relationship of these specific law-suit related patents to any notion of settlement of past damages suffered by STK;

•

Explain why the “two patents identified in the law suit,” have any capitalizable fair value (based on third party estimate of fair value) since in your latest response the two designated patents related to the lawsuit are invalid, and are not needed to protect existing or future products. If that fair value related to prior product patent infringement with no future benefit tell us why it should be amortized over future periods as opposed to being expensed in the period of settlement;

•

Your response does not clearly support classification of the amount related to the settlement as non-operating costs merely because they had no future benefit and were not part of normal operations. We note that the litigation or law suit related patents were related to a claim involving some past operations of Quantum that involved patent violations. It appears that the settlement was agreed to in order to compensate STK for past infringement by Quantum acquiring technology that, in your view was immediately impaired with respect to future benefit. The acquired and impaired patent technology would therefore appear to be operating in nature that in the company’s view had no future use. Please revise to classify these costs as operating expenses or explain why you believe revision is unnecessary and

•	Please explain where any related legal fees involved in the settlement were classified and the basis for that classification.

Response:

Quantum engaged Duff & Phelps, LLC, an independent valuation advisory firm, to assist management in its determination of the fair value of the intellectual property rights (“IP”) related to the patent cross license agreement with Storage Technology Corporation (“STK”).

Future economic value was assigned to the two patents subject to the lawsuit (#6,236,529 and #6,549,363), which related to an optical servo system for tape drives (the “Optical Servo Patents”). The reason for this assigned future value was that, since the lawsuit settled, there was no determination by the court that the patents were invalid and/or non-infringed, as the Company believes. The patents thus remain outstanding and, with the STK cross-license, the Company has the freedom to incorporate the Optical Servo Patents into existing or future tape drive products (collectively referred to as the “SDLT Tape Drives”). Since the Company has technology similar to that described in the Optical Servo Patents, this flexibility was determined to be of future economic value.

No future economic value was assigned to the other two patents identified in the settlement (#6,226,688 and #6,441,980). Patent #6,226,688 relates to the Linear Tape Open (LTO) standard for tape storage technology that was jointly developed by Certance LLC (Certance), Hewlett-Packard Company (HP) and International Business Machines Corporation (IBM) in 1997. In January 2005, Quantum acquired Certance. Both Quantum and Certance believed STK’s allegations of infringement were weak on validity as HP had underlying patents that supported the specific functionality of the LTO standards covered by the patents when the three companies jointly developed the standard in 1997. Management believes the patent is of no inherent value to Quantum as the Company has not used it in the past and there are no plans to incorporate it into future products.

Patent #6,441,980 relates to a method of distinguishing new versus old data blocks in a tape drive. Quantum has not used this method in the past and is using an alternative methodology in our existing products instead of the method described in patent #6,441,980. Management has no plans to use the patent in any future products. Therefore, no value was assigned to this patent.

No future economic value was assigned to the two undesignated patents, as management has no plans to incorporate any additional STK patented intellectual property into future products.

To estimate the Fair Value of the Optical Servo Patents, the Company used a variation of the Income Approach called the Royalty Savings Method. In the application of the Royalty Savings Method, the value of the patents is estimated by capitalizing the royalties saved because the company owns the technology. In other words, the owner realizes a benefit from the intangible asset rather than paying a royalty for the use of the asset. A hypothetical royalty rate was estimated by considering both a profit split method and market comparable royalty rate. Based on these methods, a royalty rate assumption of 4% of revenue was estimated for all of the IP that makes up an SDLT Tape Drive.

After estimating the appropriate royalty rate for the SDLT Tape Drive IP, a royalty rate attributable to the Optical Servo technology was estimated. It was estimated that the optical servo technology contributes approximately 10% to 20% of the overall technology of an SDLT Tape Drive. A range of technology contribution was considered from 10% to 20% which resulted in implied royalty rates of 0.40% to 0.80%, respectively.

Using three royalty rate scenarios (10%, 15% and 20%), Quantum’s annual operating plan and long term revenue forecasts from 2006 to 2012 for SDLT Tape Drives and 2006 to 2015 for SDLT Media, and a discount rate of 11% (estimated based on the industry weighted average cost of capital), the Fair Value of the Optical Servo Patents was estimated to be approximately $2.8 million.

In summary, we allocated $2.8 million of the settlement consideration to the two patents related to the lawsuit, zero future economic value to the two other patents identified but not related to the lawsuit, and zero future economic value to the two undesignated patents. The remaining settlement consideration was allocated to other expenses. We capitalized the fair value of $2.8 million for the Optical Servo Patents that was determined by management to have future economic benefit to existing and future SDLT Tape Drives.

Management did not settle with STK because it believed Quantum had infringed STK’s patents. Rather, management settled with STK to eliminate the uncertainty of a jury trial and verdict, which can be unpredictable regardless of the strength of the merits of one’s case. Even though the Company believed that the Optical Servo Patents were invalid and that it would likely win, an adverse outcome could have resulted in significant liability to the Company and, more importantly, possibly an injunction against future SDLT Tape Drive sales. The litigation was also taking significant management time and was a distraction from management’s ability to focus on the day-to-day operations of the business. It was thus determined to be in the best interests of the Company and its shareholders to settle the litigation and avoid the associated risks and continued distractions.

The settlement was a patent cross license agreement where Quantum paid STK $25 million and each party received a license to six of the other party’s patents on a nonexclusive, worldwide basis. As described above, we allocated $2.8 million of the settlement payment to the two Servo Optical Patents, which was amortized and reported in cost of revenue. The remainder of the settlement payment was not considered to be part of the Company’s ongoing central operations, as it is unusual for a matter like this to arise and result in a payment. The remainder of the settlement was for risk avoidance as described above and for a license to four patents with no future economic value (two undesignated patents and two specifically identified patents as described above that are not related to the lawsuit). Since we have not used these patented technologies, and have no plans to do so in the future, we considered the payments made in connection with these patents to be non-operating in nature. It is unusual for us to pay for licenses with no future use and with no future benefit. Therefore, the cost of the remaining settlement was not classified as operating expenses.

The related legal fees involved in the settlement were classified as general and administrative expense included in operating expenses. The basis for this classification is that we consider legal expenses normal recurring operating expenses. Legal expenses such as these are incurred whether or not there is a settlement, and, if not settled, whether or not the Company is successful in defending itself in litigation.

Notes to Consolidated Financial Statements

Note 16: Business Segment Information and Geographic Information, Page 77

2.	We note your response to prior comment 4 where you indicate that total undiscounted cash flows attributable to the QSS acquired intangible assets were estimated to be $33.4 million. Please explain to us how you arrived at the estimated $33.4 million in QSS intangible asset cash flows in view of the relatively dissimilar historical 2006 consolidated operating activity cash flows of $3.4 million.

Response:

In preparing the SFAS 144 test for QSS, management started by considering the annual operating plan and long term projections for QSS through 2014. The Company will continue to use the technologies and trademarks through 2014 and the service agreements from the original acquisition related to acquired products continue to renew and indicate the ability to generate cash flow. These forecasts indicate improvement in financial performance relative to historical performance and a return to profitability in fiscal year 2008. Management made significant efforts in fiscal year 2006 to combine the organizational structure, reduce headcount, improve inventory management and reduce operating expenses in order to return to profitability. The effect of these efforts was not fully apparent in fiscal year 2006 as these decisions were made towards the end of the fiscal year and took time to execute. At the end of fiscal year 2006, management re-aligned the organizational structure and consolidated the annual forecast for fiscal year 2007 to one reporting segment. In addition, the annual operating plan and projections for QSS through 2014 did not take into consideration the Advanced Digital Information Corporation (ADIC) merger which was announced in May 2006 because the merger was not closed at the time the SFAS 144 test was completed. If we had taken the ADIC merger into consideration, it would have resulted in stronger financial performance for QSS. The synergies from the ADIC acquisition were not included in the annual operating plan and long term projections for QSS. Like QSS, ADIC was a provider of tape automation and disk based back-up systems. The merger provided a strong platform for growth of the Company’s tape automation and disk based back-up systems by leveraging QSS existing technologies with the new ADIC technologies. The merger also provided new market opportunities and helped expand market access for the QSS products.

The aggregate cash flows for QSS were allocated to the acquired intangible assets, consisting of existing technology, patents/core technology, services agreements, and trademarks. As it relates to the technology based intangible assets, estimates were made to identify the percentage of revenue attributable to the acquired technology intangible assets. As it relates to the service agreements, management identified the percentage of service revenue that was related to acquired service agreements and acquired products. Further, retention rates were applied over the forecast period (based on historical experience), to the cash flows related to the service agreements. Finally, returns to other contributory assets such as fixed assets and working capital were deducted to arrive at an undiscounted cash flow attributable to the intangible asset being tested.

3.	Tell us how you considered paragraph 18 of SFAS 144 in determining the number of future years used in your valuation of intangible assets and how this number compares to the estimated useful lives of the intangible assets of two to ten years from the date of purchase as disclosed in Note 5.

Response:

Per paragraph 18 of SFAS 144, estimates of cash flows used to test the recoverability of a long-lived asset shall be made for the remaining useful life of the asset to the entity. The number of future years used in our valuation of intangible assets was 8 years, from fiscal 2007 to fiscal 2014. The original estimated useful lives of the intangible assets is two to ten years from the date of purchase as disclosed in Note 5 and QSS intangible will be fully amortized in fiscal 2009. The sum of the undiscounted cash flows through fiscal 2009 is greater than the carrying value of the QSS intangible assets and supports recoverability. Although the remaining amortization period ends in fiscal 2009, the Company will continue to use the technologies and trademarks beyond the original estimated useful life periods based on the business’ recent reassessment of the acquired intangibles. Furthermore, service agreements from the original acquisitions and related to acquired products continue to renew and indicate the ability to generate cash flow for periods beyond the original amortization life. The life cycle of QSS products tends to be long because these are enterprise products. Management continues to devote additional R&D efforts towards these products to maintain and extend their economic life.

4.	In view of complying with the guidance in paragraph 22-24 of SFAS 142 tell us why you believe using each of the two valuation approaches is appropriate in determining the concluded fair value of the reporting units and how you determine the weighting assigned to each of your Income Approach and Market Approach.

Response:

We believe using each of the two valuation approaches is appropriate in determining the concluded fair value of the reporting units as both approaches are commonly considered and applied in the marketplace in actual transactions. The Market Approach may be potentially less reliable than the Income Approach because one has to make subjective comparisons to publicly traded companies that may vary significantly from the reporting unit in terms of growth prospects, profitability, or size. Management takes these considerations into account in selecting comparable companies; nevertheless, the methodology involves subjectivity. Management has appropriately considered this and assigned a weighting of 75 percent to the Income Approach and a weighting of 25 percent to the Market Approach value in order to arrive at the final concluded value of the Reporting Units. Furthermore, the value indications from each approach are within a relatively close range, which we believe minimizes the impact of assigning a particular weighting to a given approach. The QSS value is $162 million under the Income Approach and $203 million under the Market Approach. The Tape Drive value is $498 million under the Income Approach and $536 million under the Market Approach.

5.	Tell us how the valuation assumptions used to derive the concluded fair values are consistent with other similar assumptions you used to value other assets, derive budget and planning estimates, develop compensation arrangements or determine other amounts you disclose.

Response:

The valuation assumptions used to derive the concluded fair values are derived from our annual operating budget for fiscal 2007. Management considered Quantum’s historical results, comparable company historical, and independent industry growth forecasts in relation to the projected revenue and cash flows of the Reporting Units. We used similar assumptions and methodology to estimate fair value of certain assets such as purchased technology and intangibles acquired through mergers and acquisitions.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (425) 895-3187. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (425) 895-3370. Thank you for your assistance.

Sincerely,

/s/ JON GACEK
Jon W. Gacek
Executive Vice President and Chief Financial Officer
Quantum Corporation